March 3, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Loryn Zerner, Esq., Mail Stop 4-6

Re:	Blackbaud, Inc.
Registration Statement on Form S-1
No. 333-122122

Ladies and Gentlemen:

     We write this letter on behalf of our client Blackbaud, Inc. in response to the following comment of the Staff of the Securities and Exchange Commission as received in a telephone conversation between Loryn Zerner of the Staff and Kevin Prakke of our offices on March 2, 2005.

1.	Please either describe the parameters by which selling shareholders will offer securities through put and call options and other derivative securities as referenced on page 93 of the registration statement, including how the selling shareholders will ensure that the offering will conform to the requirements of Regulation M, or delete such reference to put and call options and other derivative securities.

Pursuant to the Staff’s request, Blackbaud has deleted the reference to “put and call option or other derivative transactions,” from page 93 of Amendment No. 2 to the above referenced registration statement.

Securities and Exchange Commission
March 3, 2005

     Blackbaud respectfully submits that the foregoing is appropriately responsive to the comments of the Staff. Please be advised that Blackbaud is submitting, concurrently with this letter, a request for acceleration of the effective date of the Registration Statement to as early as 5:00 p.m. on Thursday, March 3, 2005. Accordingly, we request that if the Staff has any further comments, the Staff direct them to the undersigned as soon as practicable. Further, Blackbaud hereby acknowledges that:

•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Blackbaud from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Blackbaud may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you.

Sincerely,

Donald R. Reynolds